                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549


                                   Form 10-SB


                 General Form for Registration of Securities of
                             Small Business Issuers
       Under Section 12(b) or (g) of the Securities Exchange Act of 1934

                                  Inmold, Inc.
       .................................................................
                 (Name of Small Business Issuer in its charter)


          Indiana                              38-3881342
 ................................        .............................
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                 Identification No.)

755 West Big Beaver Road, Suite 312
Troy, Michigan                                 48084
 ................................        .............................
(State or other jurisdiction of                (I.R.S. Employer
incorporation or organization)                 Identification No.)

                                 (248) 362-0500
Issuer's telephone number ...........................................



     Securities to be registered under Section 12(b) of the Act:

Title of each class                Name of each exchange on which
to be so registered                each class is to be registered


 ................................  ...............................


 ................................  ...............................



Securities to be registered pursuant to Section 12(g) of the Act:


                   Common Stock, Par Value .00001
 .................................................................
                         (Title of class)


 .................................................................
                         (Title of class)

Item 1:  Description of Business
--------------------------------

     (A)  Description of Inmold, Inc.

          Inmold, Inc., (the "Company"), was organized as a C Corporation under Indiana law on January 10, 1997. Inmold, Inc. is a holding company controlling two (2) companies in the plastics injection molding industry: GP Plastics, Inc. and Seville Plastics, Inc. These companies are suppliers of molded plastic parts for the automotive industry. Inmold has no predecessors nor has there been any bankruptcy, receivership or similar proceeding involving the Company or its subsidiaries.

          Inmold, Inc.'s principal customers are General Motors Corporation and DaimlerChrysler Corporation. Approximately ninety-five percent (95%) of the Company's business is done with General Motors (51%) and DaimlerChrysler (44%). (Exhibits 10.01 and 10.02)

          Inmold competes with a large number of companies in the plastics injection molding business. The Company holds a credible competitive position, because of its design and engineering capabilities and its ability to respond quickly to customer requirements.

          Inmold's administrative services are provided by three individuals whose compensation is provided by the Company. Its GP Plastics subsidiary has approximately 135 employees, all of whom are full-time. The Seville Plastics, Inc. subsidiary has approximately 20 employees, all of whom are full-time. The Company and its subsidiaries currently have no labor contracts with any other organization. There are no union workers employed at any of the facilities owned and operated by the Company or its subsidiaries, and all employment is considered at-will employment.

          To date, no significant time has been spent on basic or pure research and development. The Company's primary focus has been to design, engineer and manufacture specific products, largely in the conversion of metals to plastics.

          Finally, there is no existing need for government approval of principal products and services and there is no material effect arising from existing or probable governmental regulations on the business.


     (B) Description of Inmold's subsidiaries

          Inmold, Inc. acquired 97.25% of the issued and outstanding stock of GP Plastics, Inc., a Michigan corporation, in September, 1997 (Exhibit
          2). Since that time, GP Plastics, Inc. has been rated by Daimler-Chrysler in the top ten percent (10%) of all its suppliers based on performance measurements. In addition, it has received the prestigious Gold Pentastar award from DaimlerChrysler.

          Inmold's subsidiary GP Plastics, Inc. is presently a Tier 1 supplier to both General Motors and DaimlerChrysler, shipping parts for plants in the United States, Canada, Mexico, Brazil and Austria.

          GP Plastics, Inc. spent approximately $140,000 in the investigation, identification and remediation of a limited area of soil contamination, in cooperation with the Michigan Department of Environmental Quality.

          Inmold's subsidiary Seville Plastics, Inc. sells largely to Tier 2 customers. Fisher Dynamics is its principal customer.

     (C)  Production

          Shipments of an innovative plastic steering column bracket for the DaimlerChrysler mini-van line began in May, 1998. It was designed, engineered and produced by GP Plastics, Inc. in conjunction with DaimlerChrysler Engineering and DuPont Automotive. A joint patent is being applied for by DaimlerChrysler and Inmold. This new steering column bracket was recognized as the "Most Innovative Use of Plastics" of the year in the chassis/hardware/assembly category by the Society of Plastic Engineers in November, 1998, with the national award going jointly to Inmold, DaimlerChrysler and DuPont. (Exhibit 99.08)

          The raw materials used by Inmold's subsidiaries consist largely of resins used in the injection molding process. These resins are readily available from many sources. Currently, DuPont and Atrex are principal suppliers of resins to the Company.


     (D)  Patents held by the Company

          While Inmold, Inc. holds no patents in its own name, its subsidiaries hold the following patents:

               Manifold United States patent registered in the name of Al-Ko Enterprises, Inc. d/b/a A.E.P. Technologies, Inc. This intellectual property asset was acquired by the Company's subsidiary, GP Plastics, Inc. through its acquisition of AL-Ko Enterprises, Inc. in April, 1996.

               Bicycle Wheel  United States Patent No. 4,588,542 granted to Owen
               Assembly A. Pierce on May 13, 1986 and assigned to GP Plastics, Inc. The patent expires on May 13, 2003.

              Bicycle Wheel   Canada Patent No. 1185641 granted to Owen A.
              Assembly        Pierce on May 13, 1986 and assigned to GP
                              Plastics, Inc. The patent expires on April 16,
                              2002.

              In addition, Inmold, Inc. executed an agreement with DaimlerChrysler for joint ownership of a patent on the Plastic Steering Column Bracket. The United States patent was applied for on May 20, 1998 with S.N. 09/082,215. The Patent is currently pending. (Exhibit 10.03)



Item 2:  Management Discussion and Analysis or Plan of Operation
----------------------------------------------------------------

          It is the Company's plan to seek out and negotiate the purchase of additional plastics injection molding companies, largely in southeastern Michigan, in conjunction with the indigenous growth of its present subsidiaries. This objective cannot be quantified, though two (2) elements will be material to the program:

            (1) The recognition accorded to the Company's capabilities through the S.P.E. award for the steering column bracket, {See Item 1,(c)}, and the potential extension of this new product to additional vehicle platforms.

            (2) The engagement of GMA Capital, L.L.P. and First of Michigan Corporation as investment and acquisition advisors. (Exhibits
                 99.09 and 99.10)

                 (i) The Company does not presently have purchase commitments for any such additional acquisitions.

          The Company also has an interest in developing other forms of business combinations. In this connection, it has entered into two joint venture agreements with a principal of Design Engineering Services, Inc. of Bingham Farms, Michigan.

                 (i) Inmold Lukmani Design Technologies, Inc. ("ILD"). Fifty-one percent of ILD stock is owned by Nasser Lukmani and forty-nine percent by the Company. ILD expands the opportunities for design and engineering services to the automotive industry for the Company. It is anticipated that ILD will be certified as a minority business. (Exhibit 10.15)

                 (ii) Inmold Lukmani Manufacturing Company, Inc. ("ILMC"). The stock ownership of ILMC is identical to that of ILD, and it also anticipates certification as a minority business. ILMC will be engaged in plastics injection molding. (Exhibit 10.16)

          The Company's operating cash requirements are being met through management service fees charged to its operating subsidiaries.

          The only equipment purchase expected in the near term is that of used equipment in the case of products being re-sourced to the Company by General Motors, DaimlerChrysler or Tier 1 suppliers. Such purchases will be funded wither by cash from operations or by debt financing secured by the equipment purchased.

          The operating needs of the GP Plastics, Inc. subsidiary have been met since September, 1996 by debt financing provided by CIT Group/Credit Finance, Inc., Crestmark Bank and NBD Bank; by debt/equity financing from Horizon Bidco and Capital Bidco, two mezzanine funding sources in Michigan; and by cash from operations. (Exhibits 10.04, 10.05, 10.06, 10.08 and 10.09)

          NBD Bank is a participant in the funding provided by CIT Group/ Credit Finance, Inc. It also provided a $1,200,000 mortgage loan to enable GP Plastics, Inc. to purchase its manufacturing facility from two (2) individuals in January, 1998.

          The acquisition of Seville Plastics, Inc. included funding by Crestmark Bank to replace Seville's existing lender. The loan is secured by Seville's assets and guaranteed by the Company. (Exhibit
          10.07 and 10.10)

          The operating cash requirements of the Company's subsidiaries for the next twelve (12) months will be provided largely from operations. No material additional financing is expected to be required for operation of the subsidiaries during that period.

          The Company expects to finance additional acquisitions with a combination of cash and equity. Cash requirements will be sought from debt sources, secured by the assets of the acquired companies. The Company's equity will be used in such a manner that projected earnings will increase at a greater rate than dilution of the shareholder's equity.

          The Company's research and development activities during the next twelve months will focus on the designing and engineering involved in the conversion of additional products from metal to plastic and on part integration designed to reduce cost and weight and to simplify assembly operations in the automotive industry.

          The Company believes that it has sufficient under-utilized manufacturing capacity to accommodate any new business acquired by its two (2) subsidiaries during the next twelve (12) months.

          The operating plan of the two (2) subsidiaries for the next twelve
          (12) months does not contemplate significant changes in the present number of employees.

          The Company expects that the use of the assist handles presently being sold to General Motors Corporation for its CK truck program will be eliminated in two steps in the fall and winter of 1999. While the handles will continue to be used in the S-10 truck program, the elimination of the CK handles will cost the Company approximately 4,000,000 in annual sales.

          It is expected that much of the loss on an annualized basis will be recovered in the course of the 2000 model year by the introduction of new products currently covered by purchase orders or undergoing development proposals. For the following model year, the Company is engaged in the design and engineering of extensions of the steering column bracket concept to additional DaimlerChrysler platforms.

          Other than the development cited above, there are no other anticipated cost increases or events that would materially affect future operating results.

          The Company's consolidated projections represent only the operations of its two (2) present subsidiaries. These projections are subject to variances in sales, market share, designing and engineering changes of its two (2) principal customers, General Motors Corporation and DaimlerChrysler.

Item 3:  Description of Property
--------------------------------

     (A)  Inmold, Inc.'s Office Facilities:

          Inmold, Inc. has office facilities in the Top of Troy office building, 755 W. Big Beaver Road, Suite 312, Troy, Michigan 48084.

          Inmold, Inc. owns no property apart from that owned by its operating subsidiary, GP Plastics, Inc., described below. The appraised value of that property represents approximately 17% of the consolidated assets of the Company and its subsidiaries.


     (B)  GP Plastics, Inc.'s Facilities:

          GP Plastics, Inc. owns its manufacturing facility, consisting of two
          (2) buildings totaling approximately 46,000 square feet situated on
          7.35 acres of land. The building were constructed in 1969 and 1974 respectively and are in good condition. The addresses, 3870 and 3910 Industrial Drive, Rochester Hills, Michigan 48309, are in a small industrial park.

          GP Plastics, Inc. also owns a one-half interest in an additional 2.28 acres of vacant land immediately adjacent to its principal property. The other two quarter interests are held by unrelated parties.

          The principal property is subject to a mortgage securing a $1,200.000 loan with NBD Bank executed in January , 1998. The principal balance of the mortgage loan, which is guaranteed by the Company, was $1,133,333 on February 28, 1999.

          The mortgage loan carries an annual interest rate of 3 1/2% over the NBD Bank's prime rate and is being amortized through January 5, 2003. The balance due at maturity is $806,666. A premium is required for a prepayment calculated at the present value of interest that would have accrued on the amount prepaid at the excess of the note rate over the Treasury rate.

          GP Plastics, Inc. is currently renovating its facilities to provide for up-dated quality control, purchasing and production planning and control facilities, including an MRP system. The $150,000 cost is being funded by present lenders and from operations.


     (C)  Seville Plastics, Inc.'s Facilities:

          Seville Plastics, Inc. rents its manufacturing facility, consisting of two buildings totaling approximately 21,000 square feet on two acres of land directly across the street from the GP Plastics, Inc. facility. The buildings were constructed in 1968 and 1971 respectively and are in good condition. The address for Seville is 3925 Industrial Drive, Rochester Hills, MI 48309. (Exhibit 10.11)

          The manufacturing facility occupied by the Seville Plastics, Inc. subsidiary is subject to a lease with the former owner of Seville as landlord. Principal terms and conditions of the lease are as follows:

          Lessor:        Gerald M. and Norma Pederson

          Lessee:        Seville Plastics, Inc.

          Guarantor:     Inmold, Inc.

          Term:          August 1, 1998 through July 31, 2005

          Rent: $ 9,200.00 per month, effective August 1, 1998 $ 9,700.00 per month, effective August 1, 2001 $10,200.00 per month, effective August 1, 2003

          Additional
          Rent: Lessee shall pay real estate and personal property taxes, all repair and maintenance expense, and insurance expense.

          Environmental: Lessee shall conduct a baseline assessment prior to expiration of the lease term and execute any required remediation.


     In the opinion of management, all of the properties of Inmold, Inc. and its subsidiaries are adequately insured.



Item 4:  Security Ownership of Beneficial Owners and Management
---------------------------------------------------------------

     The following information is furnished for any person (including any
          "group") that is known to the Company to be the beneficial owner of more than 5%.
          ________________________________________________________________.

                                    (2)                          (3)                 (4)
                             Names and Address            Amount and Nature        Percent
Title of Class               of Beneficial Owner          of Beneficial Owner      of Class
--------------               -------------------          -------------------      --------

Common                       Owen A. Pierce                      649,341             11.6
Stock                        5375 Orion Road
                             Rochester, MI 48306

                             Margaret S. Kreissl                 715,880             12.9
                             Revocable Trust
                             4230 Orchard Way
                             Bloomfield Hills, MI
                             48301

                             John M. Sanders                     595,087/1/         10.7
                             18349 W. 13 Mile
                             Apt. 34
                             Southfield, MI 48076

                             John F. Horner                      458,011             8.3
                             4809 Foxcraft
                             Troy, MI  48098

The following information is furnished for any person that is known to the Company to be an officer or director.

                             Owen A. Pierce                      649,341            11.6
                             Director Emeritus
                             5375 Orion Road
                             Rochester, MI  48306

                             John M. Sanders                     595,087/2/         10.7
                             Secretary and Director

---------------------------

      /1/424,487 of these shares are held in the 1993 Trust for John M. Sanders, James A. Williams, Esq., Trustee, 280 N. Old Woodward, Suite 300, Birmingham, MI 48009. This is a discretionary trust with no provision for termination. James A. Williams has absolute discretionary powers in all matters, including voting rights.



     /2/424,487 of these shares are held in the 1993 Trust for John M. Sanders, James A. Williams, Esq., Trustee, 280 N. Old Woodward, Suite 300, Birmingham, MI 48009. This is a discretionary trust with no provision for termination. James A. Williams has absolute discretionary powers in all matters, including voting rights.

                             18349 W. 13 Mile
                             Apt. 34
                             Southfield, MI  48076

                             John F. Horner                      458,011             8.3
                             Vice President,
                             Treasurer and Director
                             4809 Foxcraft
                             Troy, MI 48098

                             David C. Shifflet                   158,011             2.8
                             Vice President and
                             Director
                             23585 Hagen Road
                             Macomb Township, MI 48042

                             Mayer Morganroth                     92,000             1.7
                             Director
                             3000 Town Center
                             Suite 1500
                             Southfield, MI 48034

                             Philip B. Fischer                    28,000             0.5
                             Director
                             255 E. Brown Street
                             Suite 110
                             Birmingham, MI 48009

                             J. Will Paull                         2,000             0.1
                             Director
                             860 Woodridge Hills Dr.
                             Brighton, MI 48116

                             Rick D. Bessette                        0                 0
                             Vice President
                             160 Brookwood Drive
                             Lake Orion, MI 48362

                             David S. Eberly                         0                 0
                             Director
                             3621 Berkshire
                             Bloomfield Hills, MI 48301

                             John R. Edman                           0                 0
                             Director
                             1931 Boulder Drive


                             Ann Arbor, MI 48104

                             Filipp J. Kreissl                 0                   0
                             Interim Chairman of the Board
                             and President and Director
                             4230 Orchard Way
                             Bloomfield Hills, MI 48301

                             Directors and Executive
                             Officers as a group (12)          1,982,244           35.7

          No arrangement which may result in a change in control of the Company exists at this time.

          In addition, no beneficial owners have a right to acquire additional shares within 60 days from options, warrants, rights, conversion privilege or similar obligations.



          Footnote: The 1993 Trust for John M. Sanders is a discretionary trust with no provision for termination. The Trustee named in the chart, James A. Williams, has absolute discretionary powers in all matters, including voting rights.

Item 5. The Executive Officers and Directors of Inmold, Inc. are as follows:

                  Rick D. Bessette, 35       Vice President

                  David S. Eberly, 35        Director (term expires in 1999).
                                             Director since 1998.

                  John R. Edman, 71          Director (term expires in 1999).
                                             Director since 1998.

                  Philip B. Fischer, 62      Director (term expires in 1999).
                                             Director since 1997.

                  John F. Horner, 48         Vice President, Treasurer and
                                             Director (term expires in 1999)
                                             Director since 1998.

                  Filipp J. Kreissl, 77      Interim Chairman of the Board and
                                             President and Director
                                             (term expires in 1999). Director
                                             since 1997.

                  Mayer Morganroth, 67       Director (term expires in 1999).
                                             Director since 1998.

                  J. Will Paul, 76           Director (term expires in 1999).
                                             Director since 1997.

                  Owen A. Pierce, 80         Director Emeritus

                  John M. Sanders, 73        Secretary and Director (term
                                             expires in 1999).
                                             Director since 1997.

                  David C. Shifflett, 46     Vice President and Director
                                             (term expires in 1999)
                                             Director since 1998.


Filipp J. Kreissl is a graduate of Northwestern University. He joined the Detroit Controls division of American Standard, Inc. in 1941, latterly becoming President of Detroit Controls. Subsequently, he owned and operated several automotive supplier companies. From 1975 until 1980, he was occupied as principal owner and President of KWD Group, Inc., a management firm specializing in management for severely distressed companies. Since 1986, he has served as President and Treasurer of Sanders Confectionery Products, Inc. He has been interim President and a Director of G P Plastics, Inc. since 1996.

Mayer Morganroth is a graduate of Michigan State University and Detroit College of Law and was admitted to the Michigan Bar in 1955. He is admitted to practice before the Second, Fourth, Sixth, and Eighth Circuits of the U.S. Court of Appeals and the U.S. Supreme Court. He is a member of the Association of Trial Lawyers of America; U. S. Supreme Court
Historical Society; and American Judicature Society.

J. Will Paull attended the Detroit Institute of Technology and the Detroit College of Law. He was President of Associated Financial Planning Corporation from 1960 until 1984. Subsequently, he served as Chairman, President, Chief Executive Officer and a Director of Associated Mariner Financial Group, Inc., a publicly-owned financial services holding company. He is presently President and Chief Executive Officer of Associated Financial Planning Corporation.

Owen A. Pierce attended Ferris State College as an electrical engineering student. In 1946, he took a position as Plant Superintendent with General Machine & Tool Co. He was a founder of GP Plastics, Inc. in 1965 and has been an owner and officer of the company since that time. He was elected President of the company in 1974 and currently serves as a Director and as Chairman of the Board of Directors.

John M. Sanders is a graduate of Amherst College. Mr. Sanders was elected President of Fred Sanders in 1963 and subsequently Chairman of the Board. He has been Chairman of the Board and Secretary of Sanders Confectionery Products, Inc. since 1986.

David C. Shifflet is a graduate of Fraser High School in Michigan. He earned a four year scholarship to Western Michigan University in industrial arts. In 1977, he became one of three owners of the company which became A.E.P. Technologies, Inc. in 1987. He served as President of A.E.P. Technologies, Inc. until its acquisition by G P Plastics, Inc. in 1996. He has been a Director of G P Plastics, Inc. since 1996. He holds 11 patents for devices in industrial products.

It should be noted that the aforementioned executive officers are the only significant employees who can be identified at this time. There are no family relationships among the directors, executive officers, or persons nominated or chosen by Inmold, Inc. for those respective positions.

Finally, there have been no bankruptcy proceedings, convictions, injunctions, restrictions or violations during the past five years which would affect the business, securities or banking activities of the directors, executive officers, promoters or control persons of the Company.

Item 6.   Executive Compensation


Filipp J. Kreissl, Interim President and CEO of the Company, received base compensation of $120,500 in 1998 with no bonus or other compensation.

During the fiscal year 1998, no stock options or free-standing SAR grants were made to named executive officers. In addition, no long-term incentive plan awards were made to named executive officers in the 1998 fiscal year.

With regard to the Directors, the Company has no current arrangement for compensation. The Company provided no compensation to Directors for their services in the 1998 fiscal year, nor does the Company have any employment contract, termination arrangement or change-in-control arrangement with any of the above-named executive officers.


Item 7.   Certain Relationships and Related Transactions

The Company has also executed a financial advisory contract with GMA Capital, L.L.P. to assist the Company in financing and acquisition activities. The contract requires payments of $10,000 per month, with provision for success fees, and can be terminated without notice. David S. Eberly, a Director of the Company, is also a principal and director of GMA Capital, L.L.P. (Exhibit 99.09)

The Company has no parent company, nor does it have any transactions or arrangements with a promoter.


Item 8.   Description of Securities

With regard to common and preferred stock, the company is not offering common equity, nor is the Company offering preferred stock. The Company is not offering debt securities.

PART II.

Item 1. Market Price of and Dividends on the Registrant's Common Equity and Other Shareholder Matters


The common shares are to be listed on the NASDAQ Bulletin Board for over-the-counter trading under the symbol MOLD. There is no public trading as yet.

None of the Company's common equity is subject to outstanding options or warrants to purchase, or securities convertible into common equity of the registrant, with the following exceptions:

   (1) Horizon Bidco and Capital Bidco, debt/equity mezzanine lenders to the Company's G P Plastics, Inc. subsidiary, each have been granted an option to purchase 75,000 shares of the Company's common equity at $0.10 per share, in whole or in part, at any time prior to August 1, 2004. For 60 days after August 1, 2002 or after pre-payment of the loan in its entirety, the lender may require the Company to repurchase the shares at $2.10 per share. (Exhibits 10.12 and 10.13)

   (2) Rick D. Bessette, general manager for G P Plastics, Inc. and Vice President of the Company, has been granted an option to purchase 50,000 shares of the Company's common equity at 50% of the market price at the time of the purchase at any time between April 1, 1999 and November 12, 2003, as a part of his employment understanding. (Exhibit 10.14)

The registrant has no present plan to publicly offer its common equity in such a manner as to have a material effect on the market price of the equity. Holders of the Company's common equity hold in aggregate 2,799,377 shares which can be sold pursuant to Rule 144 of the Securities Act. The Company has approximately 2,900 holders of its only class of common stock.

The Company has paid no cash dividends on its only class of common equity. Dividends on the Company's common stock are payable to the full extent permitted under the laws of the State of Indiana, except when currently the Company is or would thereby be rendered insolvent. Dividends may be declared or paid and distributions may be made only out of surplus (as then defined under the Indiana Business Corporation Law). No additional restrictions are anticipated in the future, so long as the condition of the affairs of the Company shall render payment of dividends advisable in the opinion of the Board of Directors.

Item 2.   Legal Proceedings.

Registrant did not use either Alternative 2 or Alternative 3 of this form, therefore, this section and the information requested hereunder by Item 103 of Regulation S-B is inapplicable.

Item 3.   Changes in and Disagreements with Accountants

There has been no resignation or refusal to stand for re-election or dismissal of the Company's principal independent accountant or a significant subsidiary's independent accountant on whom the principal accountant expressed reliance.

For its initial audit, the Company selected Walsh, Cenko & Haynes, P.C. as its principal independent accountant in October, 1998. The same firm was appointed as the principal independent accountant for G P Plastics, Inc., the Company's only present significant subsidiary. It had also been the principal independent accountant for Al-Ko Enterprises, Inc., d/b/a A.E.P. Technologies, Inc. before its acquisition by G P Plastics, Inc. in 1996.

Item 4.   Recent Sales of Unregistered Securities

   The following information pertains to the first sale of unregistered securities:

   (1) Pursuant to Securities Act of 1933, Section 3(a)(10), 4,000,000 shares of the Company's common equity were sold on April 1, 1997.

   (2) There was no public offering or underwriter. The securities were sold privately to Filipp J. Kreissl and John M. Sanders for the sole purpose of contribution of those shares as capital to Sanders Confectionary Products, Inc. as the first step in a transaction by which most of these shares were to be exchanged with the security holders of Sanders Confectionery Products, Inc. for 16% of their holdings in that company.

   (3) The securities were sold at par ($.00001 per share) with the proceeds being used for the general purpose of the Company, which at that time had no operating subsidiaries.

   The following information pertains to the second sale of unregistered securities:

   (1) Pursuant to Securities Act of 1933, Section 4(a)(2), 90,000 shares of the Company's common equity were sold on April 1, 1997.

   (2) There was no public offering or underwriter. The securities were sold privately to the Daniel Spencer Hoops Irrevocable Living Trust dated April 14, 1992.

   (3) The securities were sold at par ($.00001 per share) with the proceeds being used for the general purposes of the Company, which at that time had no operating subsidiaries.

   The following information pertains to the third sale of unregistered securities:

   (1) Pursuant to Securities Act of 1933, Section 4(a)(2), 1,000,000 shares of the Company's common equity were exchanged in an acquisition agreement dated May 22, 1997.

   (2) There was no public offering or underwriter. The securities were issued to the holders of all the common equity of G P Plastics, Inc., a Michigan corporation, in exchange for all of said common equity.

   (3) The transaction involved the exchange of 1,000,000 shares of the Company's common equity for 43,610 shares of the common equity of G P Plastics, Inc. (Approximately a 22.93:1 ratio). The exchange effected an acquisition of a business with income-producing assets for the Company.

                                  INMOLD INC.

                       CONSOLIDATED STATEMENT OF INCOME
                      Three Months Ended February 28, 1999

SALES
         Product Sales                           3,634,957
         Tooling sales                                   0
                                               -----------
                Total Sales                                          3,634,957

COST OF SALES
         Material                                1,638,538
         Tooling Cost                                    0
         Direct labor expense                      244,824
         Manufacturing expense                     838,994
                                               -----------
                Total Cost of Sales                                  2,722,356
                                                                   -----------

GROSS PROFIT                                                           912,601

ADMINISTRATIVE AND SELLING EXPENSE                                     568,085
                                                                   -----------

OPERATING PROFIT                                                       344,516

OTHER (INCOME) EXPENSE
         Interest Expense                          186,352
         Miscellaneous (Income) Expense              8,318
                                               -----------
                Total Other Income (Expense)                           194,670
                                                                   -----------

NET INCOME BEFORE PROVISION
  FOR INCOME TAXES                                                     149,846

INCOME TAX PROVISION                                                         0

NET INCOME                                                             149,846
                                                                   -----------

                                 INMOLD, INC.

                       CONSOLIDATED STATEMENT OF INCOME
                      Nine Months Ended February 28, 1999

SALES
       Product Sales                               10,422,602
       Tooling sales                                        0
                                                  -----------
                    Total Sales                                      10,422,602

COST OF SALES
       Material                                     4,821,712
       Tooling Cost                                         0
       Direct labor expense                           703,108
       Manufacturing expense                        2,306,690
                                                  -----------
                    Total Cost of Sales                               7,831,510
                                                                    -----------

GROSS PROFIT                                                          2,591,092

ADMINISTRATIVE AND SELLING EXPENSE                                    1,591,559
                                                                    -----------

OPERATING PROFIT                                                        999,533

OTHER (INCOME) EXPENSE
       Interest Expense                               554,899
       Miscellaneous (income) Expense                   1,716
                                                  -----------
                    Total Other Income (Expense)                        556,615
                                                                    -----------

NET INCOME BEFORE PROVISION
  FOR INCOME TAXES                                                      442,918

INCOME TAX PROVISION                                                          0

NET INCOME                                                              442,918
                                                                    ===========

                                  INMOLD INC.

                          CONSOLIDATED BALANCE SHEET
                               February 28, 1999

CURRENT ASSETS
        Cash                                          144,598
        Accounts receivable - trade, net            2,608,167
        Accounts receivable - other                   325,837
        Inventories                                   762,405
        Prepaid job costs                              63,771
                                                  -----------
                 Total Current Assets                                 3,904,778

PROPERTY AND EQUIPMENT, NET                                           5,110,462

OTHER ASSETS
        Organizational costs                          290,430
        Goodwill, net                                 613,819
        Financing costs, net                          305,274
        Deposits                                       49,318
                                                  -----------
                 Total Other Assets                                   1,258,841

                                                                     -----------
TOTAL ASSETS                                                         10,274,081

CURRENT LIABILITIES
        Current portion of notes payable            1,030,147
        Accounts payable - trade                    1,743,311
        Withheld and accrued payroll taxes            340,631
        Accrued expenses                              371,299
        Unearned revenue - tooling                    119,751
                                                  -----------
                 Total Current Liabilities                            3,605,139

OTHER CURRENT LIABILITIES

        Revolving bank line of credit                                 2,564,519

NOTES PAYABLE
        CIT - Term Loan                               858,692
        NSD Bank - Mortgage                         1,133,333
        Crestmark Bank                                697,173
        Other Notes Payable                         1,475,188
        Less Current Portion                       (1,030,147)
                                                  ------------
                 Total Notes Payable                                  3,134,239

STOCKHOLDERS' EQUITY
        Common stock                                       51
        Preferred stock                             2,099,846
        Retained Earnings - prior years            (1,572,631)
        Retained Earnings - current year              442,918
                                                  -----------
                Total Stockholders' Equity                              970,184
                                                                    -----------
                TOTAL LIABILITIES
                AND STOCKHOLDERS' EQUITY                             10,274,081

                                 INMOLD, INC.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                  For the Nine Months Ended February 28, 1999




CASH FLOWS FROM OPERATING ACTIVITIES
        Net Income                                                                       442,918

        Adjustments to reconcile net income to
        net cash provided by operating activities:
           Depreciation and amortization                           254,383
           Changes in assets and liabilities
             (Increase) in accounts receivable                  (1,019,439)
             Decrease in prepaid job costs                          17,642
             Decrease in inventories                               231,116
             (Decrease in accounts payable                          (2,789)
             (Decrease in witheld and accrued                     (247,210)
               payroll taxes
             Increase in accrued expenses                           20,251              (746,046)
                                                               ------------           -----------

        Net Cash Provided by Operating Activities                                       (303,128)


CASH FLOWS PROVIDED BY (USED IN) INVESTING ACTIVITIES
        Purchase of property and equipment                        (542,864)
        Decrease in deposits                                        25,470
        Goodwill expenditures                                      (12,919)
        Increase in prepaid financing                              (58,500)
        Increase in organizational costs                          (130,000)
                                                               ------------           -----------

        Net Cash (Used) in Investing Activities                                         (718,813)

CASH FLOW PROVIDED BY (USED IN) FINANCING ACTIVITIES
        Net Proceeds from long-term obligations,                 1,077,754
          less principal payments
        Redemptions of preferred stock                             (57,235)
                                                               ------------

        Net Cash Provided By Financing Activities                                      1,020,519
                                                                                      -----------

        Net Decrease in Cash                                                              (1,422)

        Cash at beginning of period                                                      146,020
                                                                                      -----------

        Cash at end of period                                                            144,598
                                                                                      ===========


                                 INMOLD, INC.

                      CONSOLIDATED FINANCIAL STATEMENTS
                       WITH INDEPENDENT AUDITORS' REPORT
                         AND SUPPLEMENTARY INFORMATION

                                 MAY 31, 1998


                          Walsh Cenko & Haynes, P.C.
                         Certified Public Accountants
                          Bloomfield Hills, Michigan

                                   CONTENTS

INDEPENDENT AUDITORS' REPORT

CONSOLIDATED BALANCE SHEET

CONSOLIDATED STATEMENT OF INCOME

CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

CONSOLIDATED STATEMENT OF CASH FLOWS



SUPPLEMENTARY INFORMATION

SCHEDULE I - MANUFACTURING EXPENSES

SCHEDULE II - ADMINISTRATIVE AND SELLING
EXPENSES

SCHEDULE III - CONSOLIDATING BALANCE SHEET


SCHEDULE IV - CONSOLIDATING STATEMENT OF INCOME

860 West Long Lake Road, Suite 300
Bloomfield Hills, Michigan 48302



                          Walsh Cenko & Haynes, P.C.
                         CERTIFIED PUBLIC ACCOUNTANTS
                                   Members
                          American Institute of CPAs
                           Division for CPA Firms:
                      Private Companies Practice Section
                             SEC Practice Section
                                    ------
                         Michigan Association of CPAs


                                                        Telephone (248) 644-5233
                                                        Facsimile (248) 644-5405
                                                             WandC CPAS @aol.com

To the Board of Directors and Stockholders
Inmold, Inc.

We have audited the accompanying consolidated balance sheet of Inmold, Inc. (an Indiana Corporation) and Subsidiaries as of May 31, 1998, and the related consolidated statements of income, stockholders' equity and cash flows for the eight months then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to in the first paragraph present fairly, in all material respects, the financial position of Inmold, Inc. and Subsidiaries as of May 31, 1998, and the results of its operations and its cash flows for the eight months then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information in Schedules I through IV are presented for the purposes of additional analysis and is not a required part of the basic consolidated financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

December 11, 1998

                                 INMOLD, INC.
                          CONSOLIDATED BALANCE SHEET
                                 May 31, 1998
                      (SEE INDEPENDENT AUDITORS' REPORT)



                                    ASSETS

CURRENT ASSETS
Cash (including cash in escrow of $115,175)         $   146,020
Accounts receivable (net of allowance
for doubtful accounts of $30,000)                     1,779,044
Officers receivable                                      39,692
Loans receivable - related parties                       95,829
Inventories
Raw materials                                           417,199
Work in process                                          46,826
Finished goods                                          529,496
Prepaid job costs                                        81,413
                                                    -----------
Total Current Assets                                                 $ 3,135,519

PROPERTY AND EQUIPMENT
Machinery and equipment                               4,748,405
Furniture and fixtures                                  247,568
Computer hardware and software                          291,844
Vehicles                                                 81,729
Tooling                                                 175,076
Building and improvements                             2,425,231
                                                    -----------
Total                                                 7,969,853


Less accumulated depreciation                        (3,147,872)
                                                    -----------

Net Book Value                                                         4,821,981

OTHER ASSETS
Organizational costs                                    160,430
   Goodwill (net of amortization
of $24,819)                                             600,900
Financing costs (net of
amortization of $17,811)                                246,774
Cash surrender value - officers
life insurance (net of loans
of $109,629)                                             16,008
Deposits                                                 58,780
                                                    -----------
Total Other Assets                                                     1,082,892

                                                                     -----------

TOTAL ASSETS                                                         $ 9,040,392
                                                                     ===========

                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
Current portion of notes payable                  $ 1,249,196
Accounts payable - trade                            1,746,100
Withheld and accrued payroll taxes                    587,841
Accrued expenses
Commissions                                            96,670
Interest                                                  354
Insurance                                              75,543
Michigan Single Business Tax                           83,752
Property taxes                                         36,960
Payroll                                                33,265
Vacation                                               48,575
Unearned revenue - tooling                             95,680         4,053,936
                                                  -----------
Revolving line of credit                                              1,611,920
                                                                     ----------
Total Current Liabilities                                             5,665,856

LONG-TERM DEBT

Notes payable, net of current
portion                                                               2,790,035




STOCKHOLDERS' EQUITY
Common stock - par value $.00001 per share;
authorized 100,000,000 shares, issued
and outstanding 5,090,000 shares                  $        51
Preferred stock - Inmold, Inc., par value
$.00001 per share; authorized
   5,000,000 shares                                         -
Preferred stock - GP Plastics, Inc.,
par value $2,000 per share; authorized
   2,000 shares, issued and outstanding
   1,078.5405 shares                                2,157,081
Accumulated deficit                                (1,572,631)
                                                  -----------
Total Stockholders' Equity                                              584,501
                                                                    -----------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                          $ 9,040,392
                                                                    ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

                                 INMOLD, INC.
                       CONSOLIDATED STATEMENT OF INCOME
                   For the Eight Months Ended May 31, 1998
                      (SEE INDEPENDENT AUDITORS' REPORT)

SALES
Trade sales                        $ 8,405,770
Tooling sales                        1,004,635
                                   -----------
Total Sales                                                      9,413,405

COST OF SALES
Beginning inventory                    537,098
Material purchases                   4,007,678
Tooling cost                           750,017
Direct wages                           619,081
Manufacturing expenses
 (Schedule I)                        2,514,147
Freight                                 27,809
                                   -----------
Total                                                            8,455,830

Less, ending inventory                 993,521
                                   -----------
Total Cost of Sales                                              7,462,309
                                                               -----------
     Gross Profit                                                1,951,096

ADMINISTRATIVE AND SELLING
EXPENSES (Schedule II)                                           1,310,134
                                                               -----------
     Operating Profit                                              640,962

OTHER INCOME (EXPENSE)
Amortization - goodwill                (27,711)
Interest income                          8,337
Interest expense                      (444,529)
Gain on sale of equipment               25,000
Miscellaneous income                     2,091
                                   -----------
Total Other (Expense)                                             (436,812)
                                                               -----------

NET INCOME BEFORE PROVISION
FOR INCOME TAXES                                                   204,150

INCOME TAX PROVISION                                                     -

NET INCOME                                                     $   204,150
                                                               ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

                                 INMOLD, INC.
                     CONSOLIDATED STATEMENT OF CASH FLOWS
                   For the Eight Months Ended May 31, 1998
                      (SEE INDEPENDENT AUDITORS' REPORT)

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income                                                           $  204,150
Adjustments to reconcile net income to
net cash provided by operating activities
Depreciation and amortization                      $   295,719
(Gain) on sale of equipment                            (25,000)
Decrease in cash value of life insurance                 2,261
Changes in assets and liabilities
              (Increase) in accounts receivable       (114,656)
Decrease in prepaid job costs                           16,416
(Increase) in inventories                             (466,472)
Increase in accounts payable                           357,214
Increase in withheld and
              accrued payroll taxes                    381,664
      Decrease in accrued expenses                      (5,753)         441,393

Net Cash Provided by                           Operating Activities     645,543



CASH FLOWS PROVIDED BY (USED IN)
INVESTING ACTIVITIES
Purchase of property and equipment                  (1,137,406)
Loans to officers                                      (86,659)
Repayment of officer loans                              69,006
Increase in deposits                                   (58,380)
Goodwill expenditures                                  (41,850)
Cash proceeds from the sale of equipment                25,000
Increase in prepaid financing                         (143,096)

Net Cash (Used) in
Investing Activities                                                 (1,373,385)

CASH FLOW PROVIDED BY (USED IN)
FINANCING ACTIVITIES
Proceeds from long-term obligations                  1,040,000
Proceeds from revolving line of credit               9,719,800
Redemptions of preferred stock                        (113,361)
Principal payments on debt obligations              (9,772,577)

Net Cash Provided By
Financing Activities                                                    873,862

Net Increase in Cash                                                  146,020

Cash at beginning of period                                                 -

Cash at end of period                                              $  146,020
                                                                   ==========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

                                 INMOLD, INC.
               CONSOLIDATED STATEMENT OF CASH FLOWS - Continued
                       For the Eight Ended May 31, 1998
                      (SEE INDEPENDENT AUDITORS' REPORT)

SUPPLEMENTAL DISCLOSURES

CASH ACTIVITIES -

Cash paid during the year
for interest                                                     $   444,529
                                                                 ===========
NON CASH ACTIVITIES -

Financing building acquisition
with mortgage                                                    $ 1,200,000
                                                                 ===========

Redeemable preferred stock
issued in connection
with building acquisition                                        $   481,000
                                                                 ===========

Redeemable preferred stock
issued in exchange
for common stock                                                 $   395,000
                                                                 ===========

Former stockholder receivable
applied to building acquisition                                  $   138,000
                                                                 ===========

       THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE STATEMENTS

                                 INMOLD, INC.
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                 May 31, 1998
                      (SEE INDEPENDENT AUDITORS' REPORT)


NATURE OF BUSINESS

The Company generates substantially all revenue and earnings from injection molding of plastic parts used primarily in the automotive industry.

A material part of the Company's revenues were derived from two major customers, General Motors Corporation and Chrysler Corporation (now Daimler Chrysler). These customers accounted for 90% of the Company's sales for the eight months ended May 31, 1998.

The percentage of sales attributable to each was as follows C

General Motors Corporation      65%
Chrysler Corporation            25%

Although the Company is directly affected by the economic well being of the automotive industry, including the customers referred to above, management does not believe significant credit risk exists at May 31, 1998. Consistent with industry practice, the Company does not require collateral to reduce such credit risk. The Company has not experienced significant losses related to these receivables.

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of significant accounting policies applied in the preparation of the accompanying financial statements follows C

Basis of Consolidation

The attached consolidated financial statements include the accounts of Inmold, Inc. and its fully-owned subsidiary G.P. Plastics, Inc. and its fully-owned
subsidiary AL-KO Enterprises, Inc. d/b/a A.E.P. Technologies, Inc.   All
intercompany transactions and balances have been eliminated in consolidation.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.

Actual results could differ from those estimates.

Allowance for Doubtful Accounts

The Company provides an allowance for uncollectible accounts based upon prior experience and managements assessment of collectibility of existing specific accounts.

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)



Inventories

Raw material inventories are valued at the lower of cost or market, cost being determined using the first-in, first-out method. Work in process and finished goods are valued at standard cost.

Property and Equipment

Property and equipment are stated at cost. Major renewals and improvements are charged to the property accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are expensed currently.

Depreciation is provided for in amounts sufficient to relate the cost of property and equipment to operations over their estimated service lives (ranging from 3 to 40 years) using straight line and accelerated cost recovery methods.

Organizational Costs

Organizational costs represent legal and other costs incurred in the organization of the parent company, Inmold, Inc. Once the accumulation of the costs is completed in the year ending May 31, 1999, the total will be amortized utilizing the straight-line method over forty years.

Goodwill

Goodwill represents cost relating to the acquisition of AL-KO Enterprises, Inc. d/b/a A.E.P. Technologies, Inc., over the fair value of their net assets at the date of acquisition. The Company has included the following types of cost in computing goodwill - commissions, restructuring of financing, issuance of preferred stock moving operations of subsidiary to a single location and restructuring issued common stock. Management has determined that it is impractical to separate these costs and report them as separate capitalized costs in the financial statements and has therefore elected to include all costs in the computation of goodwill. The goodwill is being amortized utilizing the straight-line method over a forty year period

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)

beginning October 1, 1996.

Financing Costs

Financing costs represent the fees incurred to secure additional financing. These costs are being amortized over the corresponding five year term of the loan.

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)

NOTE 2 - CREDIT RISK FROM CASH DEPOSITS

The Company maintains its cash balance in three financial institutions located in Michigan. The balances are insured by the Federal Deposit Corporation up to $100,000 per financial institution. At May 31, 1998, the Company's uninsured cash balances totaled $15,175.



NOTE 3 - CASH IN ESCROW

Cash at a certain financial institution is being held in escrow for the purpose of funding estimated environmental remediation costs (See Note 13).



NOTE 4 - DEBT OBLIGATIONS

The Company has a revolving line of credit with CIT Group/Credit Financing, Inc. Allowable borrowing is based on 85% of eligible accounts receivable, as defined, and 50% of raw material and finished goods inventory. Advances on the credit line are payable on demand and bear interest at 3.75% over prime (8.5% at May 31, 1998). The credit line is secured by substantially all assets and is personally guaranteed by a principal stockholder.

The following summarizes the Company's further long-term debt obligations at May 31, 1998 C

Note payable CIT Group/Credit Financing, Inc. bears interest at 3.75% over prime (8.5% at May 31, 1998), is payable in monthly installments of $18,705 plus interest and matures August, 2001. The note is secured by substantially all
assets of the Company.                                                 $ 834,405

Loan payable NBD bears interest at 3.5% over prime (8.5% at May 31, 1998), is payable in monthly installments of $6,667 plus interest and matures January,
2003. The note is secured by substantially all assets of the Company     185,472

Notes payable BIDCOs - term, bear interest at 4% over prime (minimum 13.5%),

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)

are payable in monthly installments of $20,400 including interest and mature in June and July 2002. The notes are secured by substantially all assets of the
Company with subordination after CIT and NBD.                          1,016,361

Notes payable BIDCOs are due in February, 1999, bear interest at 4% over prime (minimum 13.5%), are secured by substantially all assets of the Company with
subordination after CIT and NED.                                         340,000

Note payable DuPont is non interest bearing, requires repayment by $0.33 per pound of plastic materials purchased for a specific job and is unsecured. The
total debt is expected to be paid off in 2001.                           634,226

Notes payable equipment bear interest at 8.75% and 14.8%, respectively, are payable in monthly installments aggregating $1,722 including interest and mature in August 1999 and January 2000, respectively. The notes are secured by certain
equipment with a cost of $59,475.                                         28,767
                                                                      $4,039,231
Current Portion                                                        1,249,196

                                                                      $2,790,035
                                                                      ==========

BIDCO Additional Provisions   The notes payable BIDCOs contain additional
provisions for revenue participation and options to purchase Inmold, Inc. stock.

The revenue participation requires additional payment to the BIDCOs when annual sales exceed $12,000,000. Payments are to be paid quarterly at rates of 1.5% of annual sales between $12,000,000 and $15,500,000 and 2.5% of sales over $15,500,000.

The BIDCOs have options to purchase 150,000 shares of Inmold, Inc. stock for $0.10 per share. Within 60 days from the maturity of the loans, the BIDCOs may require Inmold, Inc. to redeem the shares for $2.00 per share. No options have been exercised as of this report date.

The anticipated aggregate maturities on existing debt obligations, for the next five years are as follows

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)



          Years Ended
          May 31,                       Amount
          1999                       $1,249,196
          2000                          743,832
          2001                          764,343
          2002                          525,195
          2003                          756,665

                                     $4,039,231
                                     ==========

The Company has obtained waivers to the balance sheet date from CIT Group and NBD, and through the report date from the BIDCOs, for covenant violations that occurred during the eight months ended May 31, 1998.



NOTE 6 - LEASE COMMITMENTS

Through January 1, 1998, the Company leased its facilities under an operating lease with an entity related through common ownership. The lease required monthly lease payments of $14,832, plus taxes and insurance. Total rent expense for the eight months ended May 31, 1998 was $45,682. On January 5, 1998 the Company purchased the leased building.



NOTE 7 - DEFERRED COMPENSATION PLAN

The Company has a defined contribution deferred compensation plan covering all full-time employees of the Company who have one year of service and have attained the age of 21. Contributions to the plan are determined each year by the Board of Directors. No contributions have been paid or accrued during the current year.



NOTE 8 - INCOME TAXES

The Company and its subsidiaries have not filed federal income tax returns

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)

for the tax years ended September 30, 1996 and 1997. On a consolidated basis, the Company has an estimated net operating loss carryforward in excess of $3,000,000 for financial reporting and tax reporting purposes to offset future income through 2010. Also available are $24,304 of tax credit carryforwards to offset future income taxes for financial reporting and federal tax reporting purposes. The tax returns for September 30, 1998 are on extension. The Company anticipates bringing its tax filings current within the next fiscal year.

The amount of annual limitation on the usage of the net operating losses under Internal Revenue Code Section 382 has not been determined; however, it is managements position that no taxes will be due for the tax years ended September 30, 1996, 1997 or 1998; therefore, no tax provision is made in these financial statements.

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)

NOTE 9 - REDEEMABLE PREFERRED STOCK

The Company's subsidiary, GP Plastics, Inc., has issued preferred stock to certain of its creditors for trade payables and a certain stockholder of the Company for cash and the acquisition of the building in which the Company is now operating. All of the outstanding preferred stock is subject to redemption agreements. Various redemptions at face value are required in the next 42 months, subject to GP Plastics, Inc. attaining a minimum tangible net worth of $400,000 as determined by certain loan agreements. Even though the Company has made arrangements to redeem certain preferred stock, the Company maintains control over the timing and amounts of the redemption payments to these stockholders.

Generally, the preferred stock has between 8% and 10% per annum cumulative dividend requirements. As of this report date, no dividends have been declared or paid on the outstanding preferred stock issue. Cumulative dividends approximate $160,000 at May 31, 1998.

Preferred stock holdings owned by related parties are as follows C

                                                  NUMBER OF SHARES
          Chairman of the Board
               in his capacity as a
               trade creditor                          303.556

          Former stockholder of
               G.P. Plastics                           399.822

                    TOTAL                              703.378
                                                       =======

NOTE 10 - SUBSEQUENT EVENTS

Purchase of Seville Plastics, Inc.

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)

On August 28, 1998, the Company closed on its purchase of 100% of the outstanding common stock of Seville Plastics, Inc. (Seville) of Rochester Hills, Michigan. The purchase was for $475,000, of which $25,000 was paid at closing, and an additional $50,000 due upon the meeting of certain conditions by Seville. The balance payable bears interest at 8% per annum, and is subject to certain terms and conditions as contained in the agreement. The entire balance is to be paid within seven years of the due date of closing.

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)

In connection with the purchase of Seville's stock, Seville executed a seven year lease for real property owned by its former sole stockholder. Monthly rental payments on this lease average $9,628 per month over its term. Seville also executed a two year equipment lease with a company owned by the former stockholder. Required payments are $2,000 per month through July, 2000. Both leases require Seville to pay all taxes, insurance and maintenance on the associated properties.

The Company has also guaranteed payments of the following obligations of
Seville:

Redemptions of Seville preferred stock in the amount of $181,613 payable in 48 monthly installments of $3,784 commencing September 1, 1999.

A line of credit with Greenfield Commercial Credit, L.L.C. up to $350,000. Both of these obligations are secured by all of Seville's assets.

Since November, 1997, the Company has sourced some of its production to Seville for reasons of capacity constraint.

Authorized Preferred Stock and Issuances of Additional Shares

Subsequent to the balance sheet date GP Plastics, Inc., the Company's wholly owned subsidiary, initiated action to increase its authorized shares of preferred stock from 1,000 to 2,000 shares.

The above action was taken to accommodate a contemplated issuance of additional redeemable preferred stock. Subsequent to the balance sheet date, additional redeemable preferred stock was issued to a trade creditor. The increase to authorized preferred stock and issuance of additional shares have been given effect to in the Company's balance sheet as of May 31, 1998 and the statement of stockholders, equity for the eight months then ended.

NOTE 11 - STOCK OPTIONS

In addition to the stock options that have been granted to the BIDCOs (see

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)

Note 4), the Company has granted an option to an officer, as part of his employment package, to purchase 50,000 shares of common stock at 50% of its market price at the time of purchase; at any time between April 1, 1999 and November 12, 2003.

INMOLD, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS (Continued)
May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)

NOTE 12 - ENVIRONMENTAL ISSUES

In the course of negotiating the purchase of the land and building that it occupies, the Company identified a limited area of soil and ground water contamination. The Company's engineering consultant, Lakeshore Engineering Services, Inc. (Lakeshore), prepared a remediation plan that has been approved by the Michigan Department of Environmental Quality (MDEQ), with estimated costs of $89,887. Funding for the project was provided for in an escrow account with NED Bank (see Note 3). In consultation with Lakeshore, management does not anticipate any additional liability in excess of the amounts escrowed.

NOTE 13 - YEAR 2000 COMPLIANCE ISSUES

The Company is currently working on its Year 2000 issues. At the balance sheet date, the Company was in the awareness and assessment phases of its Year 2000 project. Mission critical equipment for both information technology and non information technology will be identified and tested for Year 2000 compliance. Those systems that are not Year 2000 compliant will either be repaired or replaced so that they will be compliant. Total estimated cost of the Company's Year 2000 compliance efforts is $75,000, none of which has been incurred or accrued as of the balance sheet date. The Company anticipates its Year 2000 compliance project will be in the final testing phase at June 30, 1999.

                           SUPPLEMENTARY INFORMATION

                                                                      Schedule I

INMOLD, INC.
CONSOLIDATED SCHEDULE OF MANUFACTURING EXPENSES
For the Eight Months Ended May 31, 1998
(SEE INDEPENDENT AUDITORS' REPORT)

Indirect labor                                         $    747,499
Production administration wages                             367,052
Vacation payroll                                            109,345
Depreciation:
Machinery and equipment                                     214,231
Furniture and fixtures                                        6,015
Building                                                     24,501
Factory supplies                                             75,581
Insurance:
Employee health                                             121,072
General                                                      23,906
Workers compensation                                         75,885
Protective clothing                                          12,466
Rent                                                         45,682
Repairs and maintenance:
Building                                                     22,419
Machinery and equipment                                      80,897
Tools and fixtures                                          102,301
Quality control expenses                                     12,789
Taxes:
Payroll                                                     184,047
Property                                                     67,296
Truck expenses                                                5,234
Utilities:
Electricity                                                 178,908
Gas and water                                                16,251
Waste removal                                                 8,903
Other manufacturing expenses                                 11,867

     Total Manufacturing Expenses                      $  2,514,147
                                                       ============

                                                                     Schedule II

                                 INMOLD, INC.
         CONSOLIDATED SCHEDULE OF ADMINISTRATIVE AND SELLING EXPENSES
                   For the Eight Months Ended May 31, 1998
                      (SEE INDEPENDENT AUDITORS' REPORT)

Administration wages                              $    527,494
Taxes - Payroll                                         48,067
Employee benefits                                        6,029
Health Insurance                                        57,934
Contract labor - Quality Control                        40,932
Commissions                                            252,713
Computer supplies and expense                           24,425
Consulting fees                                        145,539
Depreciation                                            23,259
Legal                                                    2,126
Accounting                                              38,868
Office supplies and expense                             43,821
Officers life insurance                                 20,324
Postage                                                  2,198
Royalties                                                1,009
Telephone                                               16,584
Travel and entertainment                                23,267
Vehicle expenses                                        35,545

Total Administrative and
     Selling Expenses                             $  1,310,134
                                                  ============

Signatures

     Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                 InMold, Inc.
     .........................................................................
                                 (Registrant)

                                 June 8, 1999
     Date.....................................................................

                                 /s/ Jack Sanders
     By.......................................................................
                                 (Signature)*

*Print name and title of the signing officer uner his signature.

                                 EXHIBIT INDEX

EXHIBIT NO.                            EXHIBIT NAME          SEC EXHIBIT NO.
-----------                            ------------          ---------------

        1.      Certificate of Incorporation                 Ex-99.01

        2.      Certificate of Existence                     Ex-99.02

        3.      Certificate of Assumed Name                  Ex-99.03

        4.      Articles of Incorporation                    Ex-3.01

        5.      By-Laws                                      Ex-3.02

        6.      Notice of Special Meeting of Shareholders    Ex-99.04

        7.      Proxy Statement                              Ex-99.05

        8.      Affidavit of Vote                            Ex-99.06

        9.      Court Order Approving Reorganization,
                Arrangement/Exchange of Stock Transactions   Ex-99.07

       10.      Press Release, Steering Column Bracket       Ex-99.08

       11.      General Motors Blanket Purchase Order        Ex-10.01

       12.      DaimlerChrysler Blanket Purchase Order       Ex-10.02

       13.      Plastic Steering Column Support Patent
                Registration                                 Ex-10.03

       14.      GMA Capital, L.L.P. Engagement Letter        Ex-99.09

       15.      First of Michigan Corporation Engagement
                Letter                                       Ex-99.10

       16.      C.I.T. Group Loan and Security Agreement     Ex-10.04

       17.      NBD Bank Real Estate Term Loan Agreement     Ex-10.05

       18.      Crestmark Bank Loan and Security Agreement
                (GP Plastics, Inc.)                          Ex-10.06

       19.      Crestmark Bank Loan and Security Agreement
                (Seville Plastics, Inc.)                     Ex-10.07

       20.      Horizon Bidco Business Loan Agreement        Ex-10.08

       21.      Capital Bidco Loan Agreement                 Ex-10.09

       22.      Seville Plastics, Inc. Purchase Agreement
                with First Amendment and Master Amendment    Ex-10.10

       23.      Seville Plastics, Inc. Commercial Property
                Lease                                        Ex-10.11

       24.      Horizon Bidco Stock Option                   Ex-10.12

       25.      Capital Bidco Stock Option                   Ex-10.13

       26.      Rick D. Bessette Stock Option                Ex-10.14

       27.      InMold Lukmani Design Technologies, Inc.
                Agreement                                    Ex-10.15

       28.      InMold Lukmani Manufacturing Company, Inc.
                Agreement                                    Ex-10.16

       29.      Agreement and Plan of Reorganization by and
                between InMold, Inc., GP Plastics, Inc.
                and Shareholders                             Ex-2